Adopted November 9, 1939	File No. 69-306

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company
Claiming Exemption under Rule U-3A-2
from the Provisions of the
Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

Pinnacle West Capital Corporation

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

     Pinnacle West Capital Corporation (“Claimant”), having been incorporated on February 20, 1985 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. The following are the subsidiaries of the Claimant:

a. Arizona Public Service Company (“APS” or the “Company”) is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company’s shareholders on April 18, 1985.

(1) AXIOM Power Solutions, Inc. (“AXIOM”) – an Arizona corporation, having been incorporated on October 29, 1996 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell security and energy management products and services. AXIOM is a wholly-owned subsidiary of APS.

(2) Bixco, Inc. (“Bixco”) – an Arizona corporation, having been incorporated on June 4, 1971 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to conduct exploration activities for energy resources and other valuable minerals. Subsequent to the sale of its oil and natural gas properties in 1981, Bixco has been inactive. Bixco is a wholly-owned subsidiary of APS.

(3) PWENewco, Inc. (“PWENewco”) – an Arizona corporation, having been incorporated on January 30, 2001 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to own real and personal property. PWENewco is a wholly-owned subsidiary of APS.

b. APSES Holdings, Inc. – a Delaware corporation, having been incorporated on March 24, 2003 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized as a holding company for APS Energy L.P.

(1) APS Energy L.P. – an Arizona limited partnership, having been formed on January 29, 2003 and having its principal executive offices at 400 North 5th Street, Phoenix, Arizona 85004 was organized to sell energy, products and services. APSES Holdings, Inc. holds a 99% interest in APS Energy L.P.

c. APS Energy Services Company, Inc. (“APSES”) – an Arizona corporation, having been incorporated on November 6, 1998 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell energy, products and services. APSES is a wholly-owned subsidiary of the Claimant.

(1) Northwind Phoenix LLC – a Delaware limited liability company, having been formed on December 14, 1999 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to provide district cooling services to customers in downtown Phoenix, Arizona. Northwind Phoenix LLC is a wholly-owned subsidiary of APSES.

(a) Tucson District Energy LLC – an Arizona limited liability corporation having been acquired by Northwind Phoenix LLC on May 31, 2001. Tucson District Energy LLC is a wholly-owned subsidiary of Northwind Phoenix LLC.

d. SunCor Development Company (“SunCor”) – an Arizona corporation, having been incorporated on June 30, 1965 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

(1) SunCor Golf, Inc. (“SunCor Golf”) – an Arizona corporation, having been incorporated on December 31, 1986 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, operates family fun parks, resorts and golf properties. SunCor Golf is a wholly-owned subsidiary of SunCor.

(a) Westworld Golf Course LLC – an Arizona limited liability company, having been formed on September 8, 1998 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to engage in golf course operations. Westworld Golf Course LLC is a wholly owned subsidiary of SunCor Golf, Inc.

(2) Golden Heritage Homes, Inc. (“Golden Heritage Homes”) – an Arizona corporation, having been incorporated on May 14, 1986 and having its principal executive offices at 7025 East Greenway Parkway, Suite 100, Scottsdale, Arizona 85254, sells single family residential real property. Golden Heritage Homes is a wholly-owned subsidiary of SunCor.

(a) Golden Heritage Construction, Inc. (“GH Construction”) – an Arizona corporation, having been incorporated on December 30, 1993 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to serve as a general residential contractor. GH Construction became a wholly-owned subsidiary of Golden Heritage Homes, Inc. on January 1, 1996.

(b) Heritage Financial Services, LLC – an Arizona limited liability company, having been formed on August 19, 1998 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to provide mortgage services to residential home buyers. Heritage Financial Services, LLC is a wholly-owned subsidiary of Golden Heritage Homes, Inc.

(3) SCM, Inc. (“SCM”) – an Arizona corporation, having been incorporated on May 14, 1991 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to participate in real estate joint ventures and other real estate related activities. SCM is a wholly-owned subsidiary of SunCor and is currently inactive.

(4) SunCor Realty & Management Company (“SunCor Realty”) – an Arizona corporation, having been incorporated on April 1, 1994 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to participate in real estate management and other real estate related activities. SunCor Realty is a wholly-owned subsidiary of SunCor.

(5) Palm Valley Golf Club, Inc. (“Palm Valley Golf”) – an Arizona corporation, having been incorporated on January 23, 1996 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to hold title to the Palm Valley Golf Course located in Goodyear, Arizona. Palm Valley Golf is a wholly-owned subsidiary of SunCor.

(6) Rancho Viejo de Santa Fe, Inc. (“Rancho Viejo”) – a New Mexico corporation, having been incorporated on March 18, 1996 and having its principal executive offices at 1590B Pacheco Street, Santa Fe, New Mexico 87502, was organized to engage in real estate development in New Mexico. Rancho Viejo is a wholly-owned subsidiary of SunCor.

(a) Ranchland Utility Company (“Ranchland”) – a New Mexico corporation, having been incorporated on September 5, 1997 and having its principal executive offices at 1590B Pacheco Street, Santa Fe, New Mexico 87502, is a waste-water utility. Ranchland is a wholly-owned subsidiary of Rancho Viejo.

(b) Rancho Viejo Village Center, LLC – a New Mexico limited liability company, having been formed on March 4, 2003 and having its principal executive offices at 1590B Pacheco Street, Santa Fe, New Mexico 87502, was organized to own and invest in real estate in New Mexico. Rancho Viejo Village Center, LLC is a wholly-owned subsidiary of Rancho Viejo.

(7) SunCor Idaho, LLC, formerly known as Spring Valley Development, LLC – an Idaho limited liability company, having been formed on July 22, 2003 and having its principal executive offices at 485 E. Riverside Drive, Suite 300, Eagle, Idaho 83616, was organized to engage in real estate development in Idaho. Spring Valley Development, LLC is a wholly-owned subsidiary of SunCor.

(8) Golf de Mexico, S.A. de C.V. (“Golf de Mexico”) – a Mexican variable capital corporation, having been incorporated on December 1, 1992 in Tijuana, Baja California, Mexico and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to operate and manage the Real del Mar Golf Course in Mexico. Golf de Mexico has been inactive since 1997.

(9) Type Two, Inc. – an Arizona corporation, having been incorporated on March 29, 1990 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to hold and lease non-irrigation water rights. SunCor holds a 30% interest in Type Two Inc.

(10) Stone Ridge- Prescott Valley LLC – an Arizona limited liability company, having been formed on January 26, 2001 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop a master-planned community with golf course located in Prescott

Valley, Arizona. SunCor holds a 60% interest in Stone Ridge – Prescott Valley LLC.

(a) Stone Ridge Golf Course LLC – an Arizona limited liability company, having been formed on April 16, 2002 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to own and operate a golf course located in Prescott Valley, Arizona. Stone Ridge Golf Course LLC is a wholly-owned subsidiary of Stone Ridge-Prescott Valley LLC.

(11) Hayden Ferry Lakeside LLC – an Arizona limited liability company, having been formed on April 10, 2000 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a mixed-use residential, office, hotel and retail commercial development in Tempe, Arizona. Hayden Ferry Lakeside LLC is a wholly-owned subsidiary of SunCor.

(a) Lakeside Residential Communities, L.L.C. – an Arizona limited liability company, having been formed on January 20, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a residential condominium project. Lakeside Residential Communities, L.L.C. is a wholly-owned subsidiary of Hayden Ferry Lakeside LLC.

(i) Edgewater at Hayden Ferry Lakeside, L.L.C. – an Arizona limited liability company, having been formed on January 20, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a residential condominium project. Edgewater at Hayden Ferry Lakeside, L.L.C. is a wholly-owned subsidiary of Lakeside Residential Communities, L.L.C.

(ii) BV at Hayden Ferry Lakeside, L.L.C. – an Arizona limited liability company, having been formed on January 20, 2004 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a residential condominium project. BV at Hayden Ferry Lakeside, L.L.C. is a wholly-owned subsidiary of Lakeside Residential Communities, L.L.C.

(12) Club West Golf Course LLC – an Arizona limited liability company, having been formed on August 28, 2000 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to own and operate Foothills Club West Golf Course in Phoenix, Arizona. SunCor holds a 68% interest in Club West Golf Course LLC.

(13) Scottsdale Mountain LLP – an Arizona limited liability partnership, having been formed on April 27, 1992 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell 1,389 acres in McDowell Mountain, Scottsdale, Arizona as a master-planned community. SunCor holds a 65% interest in Scottsdale Mountain LLP.

(14) SunRidge Canyon LLC – an Arizona limited liability company, having been formed on June 24, 1994 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a 50 acre golf-oriented master planned community located in Scottsdale, Arizona. SunRidge Canyon LLC is a wholly-owned subsidiary of SunCor.

(15) Sedona Golf Resort LLC – an Arizona limited liability company, having been formed on February 6, 1995 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop, manage and sell a 300-acre golf oriented master-planned community in Sedona, Arizona. SunCor holds a 50% interest in Sedona Golf Resort LLC.

(16) Kabuto/SunCor Joint Venture – an Arizona general partnership, having been formed on October 15, 1990 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop and sell the village of Litchfield Greens, a residential community located in Litchfield Park, Arizona. SunCor holds a 70% interest in Kabuto/SunCor Joint Venture.

(17) Centrepoint Associates LLC – an Arizona limited liability company, having been formed on October 29, 1988 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop and manage a 60 acre commercial property as a shopping center on Elliot Road in Tempe, Arizona. SunCor holds a 50% interest in Centrepoint Associates LLC.

(18) Hidden Hills of Scottsdale LLC – an Arizona limited liability company, having been formed on October 21, 1996 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop a single family residential area consisting of 320 acres located in Scottsdale, Arizona. Hidden Hills of Scottsdale LLC is a wholly-owned subsidiary of SunCor.

(19) Talavi Associates LLC – an Arizona limited liability company, having been formed on November 20, 1997 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop 33 acres located in Glendale, Arizona as an office and light industrial complex. SunCor holds a 50% interest in Talavi Associates LLC.

(20) Coral Canyon Town Center LLC – a Utah limited liability company, having been formed on April 19, 2002 and having its principal executive offices at 80 East Rio Salado Parkway, Tempe, Arizona 85281, was organized to develop and improve office property of an anticipated two story building located in Washington, Utah. SunCor holds a 75% interest in Coral Canyon Town Center LLC.

(21) Coral Canyon HD, L.L.C. – a Utah limited liability company, having been formed on February 4, 2004 and having its principal executive offices at c/o SunCor Development Company, 2303 North Coral Canyon Boulevard, Washington, Utah 84780, was organized to acquire, own, improve, develop, market, manage, operate, lease and sell real property in Washington, Utah. SunCor holds a 50% interest in Coral Canyon HD, L.L.C.

d. El Dorado Investment Company – an Arizona corporation, having been incorporated on July 27, 1983 and having its principal executive offices at 400 North 5th Street, MS 9988, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

(1) Underground Imaging Technologies, LLC – an Arizona limited liability corporation, having been formed on April 11, 2001 and having its principal executive offices at 1210 Vermeer Road East, Pella, Iowa 50219, was organized to develop subsurface imaging applications. El Dorado holds a 50% interest in Underground Imaging Technologies, LLC.

(2) NAC Holding Inc. – a Delaware corporation, having been incorporated on August 26, 1968 and having its principal executive offices at 3930 East Jones Bridge Road, Norcross, Georgia

30092, was organized to provide a variety of services to the nuclear industry. El Dorado holds a 99.8% interest in NAC Holding Inc.

(a) NAC International Inc. – a Delaware corporation, having been incorporated on January 3, 1994 and having its principal executive offices at 3930 East Jones Bridge Road, Norcross, Georgia 30092, was organized to provide a variety of services to the nuclear industry. NAC International Inc. is a wholly-owned subsidiary of NAC Holding Inc.

(3) Phoenix Suns Limited Partnership – an Arizona limited partnership, having been formed on July 1, 1993 and having its principal executive offices at 201 East Jefferson Street, Phoenix, Arizona 85004, was organized to own a percentage interest in the Phoenix Suns professional basketball team. El Dorado holds a 21.7% interest in the Phoenix Suns Limited Partnership.

(4) AZ PB Partnership – an Arizona partnership, having been formed on June 26, 1995 and having its principal executive offices at 401 East Jefferson Street, Phoenix, Arizona 85004, was organized to own a percentage interest in a professional baseball team. El Dorado holds a 1.7% interest in AZ PB Partnership.

(5) El Dorado Ventures III – a California general partnership, formed on May 9, 1991 and having its principal executive offices at 2884 Sand Hill Road, Suite 121, Menlo Park, California 94025, was organized to invest in emerging companies with exceptional growth potential. El Dorado holds a 24.4% interest in El Dorado Ventures III.

(6) Phoenix Downtown Theater LLC – an Arizona limited liability company, formed on February 4, 1999 and having its principal executive offices at 2400 East Arizona Biltmore Circle, Suite 1270, Phoenix Arizona 85016, was organized to own and manage a theater. El Dorado owns a 6.9% interest in Phoenix Downtown Theater LLC.

(7) Nxt Phase – a Canadian company, having its principal executive offices at 3040 East Broadway, Vancouver, British Columbia V5M 1Z4, was organized to manufacture digital and fiber optic control and measurement devices for the power industry. El Dorado owns a 2.2% interest in Nxt Phase.

e. Pinnacle West Energy Corporation (“PWEC”) – an Arizona corporation, having been incorporated on September 27, 1999 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily for the development, production and sale of wholesale energy. PWEC is a wholly-owned subsidiary of the Claimant.

(1) GenWest, LLC – a Nevada limited liability corporation, formed on March 6, 2001 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized to own, build and operate power plants and participate in other activities which are necessary or advisable to accomplish the foregoing process. GenWest, LLC is a wholly-owned subsidiary of Pinnacle West Energy.

(2) APACS Holdings LLC – an Arizona limited liability corporation, formed on August 29, 2001 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized for a gas storage facility. APACS Holdings LLC is a wholly-owned subsidiary of Pinnacle West Energy.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas at retail. APS and PWEC, each a “public utility company” as that term is defined in the Public Utility Holding Company Act of 1935, are the only two of Claimant’s subsidiaries that own property used for the generation, transmission and distribution of electric energy for sale.

     Exhibit C attached hereto shows the location of (i) APS’ major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines; and (ii) PWEC’s major generating plants. All of such facilities, except the Four Corners Generating Station (“Four Corners”), and all of APS’ distribution facilities, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farmington, approximately 40 miles east of the Arizona-New Mexico border.

Claimant’s present generating facilities have capacity as follows:

APS – Net Accredited Capacity

     APS’ present generating facilities have an accredited capacity as follows:

Capacity(kW)
Coal:
Units 1, 2, and 3 at Four Corners	560,000
15% owned Units 4 and 5 at Four Corners	222,000
Units 1, 2, and 3 at Cholla Plant	615,000
14% owned Units 1, 2, and 3 at the Navajo Plant	315,000

1,712,000

Gas or Oil:
Two steam units at Ocotillo and two steam units at Saguaro	430,000
Eleven combustion turbine units	493,000
Three combined cycle units	255,000

1,178,000

Nuclear:
29.1% owned or leased Units 1, 2, and 3 at Palo Verde	1,113,000

Hydro and Solar	9,191

Total APS facilities	4,012,191

Pinnacle West Energy – Permitted Capacity

     PWEC’s present generating facilities have a permitted capacity as follows:

Gas or Oil:
Two combined cycle units at Redhawk and two combined cycle units at West Phoenix	1,710,000
One combustion turbine unit	80,000

Total Pinnacle West Energy facilities	1,790,000

     APS’ transmission facilities consist of approximately 4,955 pole miles of overhead lines and approximately 34 miles of underground lines, all of which are located within the State of Arizona. APS’ distribution facilities consist of approximately 12,118 pole miles of overhead lines and approximately 12,998 miles of underground lines, all of which are located within the State of Arizona.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

The following data excludes marketing and trading activities for non-public utility companies, interaffiliate transfers, and financial instruments and is not maintained in a format identifying the state in which the sales and purchases are made or the amount of their associated revenues or expenses.

     a. Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

35,877,401,000 kwh of electric energy sold at wholesale or retail

0 Mcf. of natural or manufactured gas distributed at retail

     b. Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

65,494,700 kwh of electric energy was distributed at retail outside Arizona

0 Mcf. of natural or manufactured gas distributed at retail outside Arizona

     c. Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

6,811,664,000 kwh of electric energy was sold at wholesale outside Arizona or at state line

27,418,677 Mcf. of natural or manufactured gas sold at wholesale outside Arizona or at state line

     d. Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

6,852,001,000 kwh of electric energy was purchased outside Arizona or at state line

82,654,779 Mcf. of natural or manufactured gas purchased outside Arizona or at state line

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     GenWest, LLC is in the process of developing the Silverhawk Power Plant Project, which is a 570 MW combined-cycle plant located 20 miles north of Las Vegas, Nevada. The plant is currently under construction. The business address for the Silverhawk Power Plant is as follows:

GenWest, LLC
400 North Fifth Street, Mail Station 8983
Phoenix, Arizona 85004
Attention: Warren Kotzmann

     b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     GenWest, LLC is an EWG. It is wholly owned by Pinnacle West Energy Corporation, which in turn is a wholly owned subsidiary of the Claimant.

     c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(1)	type and amount of capital invested, directly or indirectly, by the holding company:

$313,045,000	short-term debt (financed at Pinnacle West Capital Corporation)
15,835,000	intercompany payables
3,709,000	paid in capital (equity)

$332,589,000

(2)	any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption:

none

(3)	any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

(a)	Pinnacle West Energy guarantee up to $45,658,036 of GenWest performance under The Engineering Procurement and Construction Agreement for building the Silverhawk Power Plant.

(b)	Pinnacle West Capital Corporation guarantee of Pinnacle West Energy payment of $5,376,400 for the purchase of Construction Turbines.

(c)	Pinnacle West Energy , as assignor, remains liable for GenWest’s obligations under a Program Parts, Shop Repairs and Scheduled Outage Services Agreement for Combustion Turbines in the amount of $65,880,902.

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(1)	capitalization:

$313,045,000	short-term debt (financed at Pinnacle West Capital Corporation)
3,709,000	paid in capital (equity)

$316,754,000

(2)	earnings:

$93,561	interest earnings
(8,393)	other taxes

$85,168

     e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

(1)	Engineering, Procurement and Construction Agreement between GenWest, LLC and Arizona Public Service Company (“APS”) for construction of the Silverhawk Switchyard, pursuant to which, APS will construct the switchyard for the Silverhawk Power Plant. The contract price is $5,800,000.

(2)	Limited Liability Company Agreement of GenWest, LLC by and among Pinnacle West Energy Corporation as sole Member and Pinnacle West Energy Corporation in its capacity as the initial Manager of GenWest, LLC, dated February 27, 2001. PWEC made an initial capital contribution of $1,000. No other fees have been paid to date.

(3)	Contract for Services for Silverhawk SSR Study between GenWest, LLC and APS, pursuant to which APS will analyze potential sub-synchronous resonance at Silverhawk. The contract is a variable price contract with a not to exceed price of $15,000.

EXHIBIT A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

     Exhibit A hereto includes consolidating statements of income and consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company, El Dorado Investment Company, APS Energy Services Company, Inc. and Pinnacle West Energy Corporation. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries. Also included are consolidating statements of income and consolidating balance sheets for: SunCor Development Company and its subsidiaries, Pinnacle West Energy Corporation and its subsidiaries, APS Energy Services Company, Inc. and its subsidiaries, and El Dorado Investment Company and its subsidiaries.

EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Exhibit B hereto includes an organizational chart of the holding-company system, including each EWG.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March, 2004.

Pinnacle West Capital Corporation (Name of Claimant)
By /s/ Barbara M. Gomez
Barbara M. Gomez
Treasurer

[CORPORATE SEAL] Attest:
/s/ Betsy A. Pregulman
Betsy A. Pregulman
Associate Secretary

     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barbara M. Gomez	Vice President and Treasurer

(Name)	(Title)

400 North Fifth Street, Station 9996, Phoenix, Arizona 85004

(Address)

EXHIBIT A

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(UNAUDITED)

	PINNACLE		PINNACLE
	WEST		WEST				ELIMINATIONS &
Year ended December 31, 2003	PARENT	APS	ENERGY	SUNCOR	EL DORADO	APS ES	ADJUSTMENTS		TOTAL
OPERATING REVENUES
Regulated electricity segment	$1	$1,999,390	$70,498				$(91,814	)(a)	$1,978,075
Marketing and trading segment	97,016	105,541	13,110			197,711	(21,492	)(a)	391,886
Real estate segment				361,604					361,604
Other revenues					58,358	27,929			86,287

Total	97,017	2,104,931	83,608	361,604	58,358	225,640	(113,306)		2,817,852

OPERATING EXPENSES
Regulated electricity segment purchased power and fuel	6,086	606,251	(3,870)				(91,147	)(a)	517,320
Marketing and trading segment purchased power and fuel	91,960	97,180	4,810			161,695	(10,783	)(a)	344,862
Operations and maintenance	(1,792)	513,604	32,187			16,109	(11,376	)(a)	548,732
Real estate operations segment				304,599			1,375	(b)	305,974
Depreciation and amortization	6,046	389,240	33,020	5,305	3,003	1,529			438,143
Taxes other than Income taxes	(22)	108,852	1,413				27	(b)	110,270
Other expenses					47,244	23,254			70,498

Total	102,278	1,715,127	67,560	309,904	50,247	202,587	(111,904)		2,335,799

OPERATING INCOME	(5,261)	389,804	16,048	51,700	8,111	23,053	(1,402)		482,053

OTHER
Allowance for equity funds used during construction		14,240							14,240
Other income	275,705	20,277	196	25,414	559		(286,588	)(c)	35,563
Other expenses	(5,743)	(12,962)	(1,202)		(694)		27	(b)	(20,574)

Total	269,962	21,555	(1,006)	25,414	(135)	—	(286,561)		29,229

INTEREST EXPENSE
Interest charges	38,752	150,947	35,116	6,433	687	179	(27,524	)(c)	204,590
Capitalized interest	1,244	(7,379)	(17,863)	(3,892)		(179)	(1,375	)(b)	(29,444)

Total	39,996	143,568	17,253	2,541	687	—	(28,899)		175,146

INCOME BEFORE INCOME TAXES	224,705	267,791	(2,211)	74,573	7,289	23,053	(259,064)		336,136
INCOME TAXES	(15,874)	86,854	(876)	28,452	—	7,004			105,560

INCOME FROM CONTINUING OPERATIONS	240,579	180,937	(1,335)	46,121	7,289	16,049	(259,064)		230,576
Income from discontinued operations — net of income taxes of $6,529				10,003					10,003

NET INCOME (LOSS)	$240,579	$180,937	$(1,335)	$56,124	$7,289	$16,049	$(259,064)		$240,579

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany sales of electricity.

(b) Reclassification of certain expenses.

(c) Elimination of intercompany interest.

A1

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

	PINNACLE		PINNACLE				ELIMINATIONS &
December 31, 2003	WEST PARENT	APS	WEST ENERGY	SUNCOR	EL DORADO	APS ES	ADJUSTMENTS		TOTAL
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$81,725	$112,002	$1,298	$25,885	$5,871	$1,998	$—		$228,779
Customer and other receivables	608,442	258,424	57,395	16,987	12,181	42,722	(630,419	)(a)	365,732
Allowance for doubtful accounts	(1,200)	(3,743)				(4,280)			(9,223)
Accrued utility revenues		71,501				17,128			88,629
Materials and supplies (at average cost)		80,682	15,417						96,099
Fossil fuel (at average cost)		28,360	7						28,367
Assets from risk management and trading activities	45,182	52,448							97,630
Other current assets	2,442	6,969	4,812	34,174	511	672	23,454	(b)	73,034

Total current assets	736,591	606,643	78,929	77,046	18,563	58,240	(606,965)		969,047

INVESTMENTS AND OTHER ASSETS
Real estate investments — net				355,312			(11,990	)(b,c)	343,322
Assets from risk management and trading activities — long term	120,945	18,001							138,946
Decommissioning trust accounts		240,645							240,645
Other assets	3,041,818	561,984	243	1,812	3,038	417	(3,520,496	)(a,b,d)	88,816

Total investments and other	3,162,763	820,630	243	357,124	3,038	417	(3,532,486)		811,729

PROPERTY, PLANT AND EQUIPMENT
Plant in service and held for future use	25,018	8,826,033	1,022,737		20,470	31,086			9,925,344
Less accumulated depreciation and amortization	4,951	3,089,645	48,835		15,066	2,178			3,160,675

Total	20,067	5,736,388	973,902	—	5,404	28,908	—		6,764,669
Construction work in progress	9,426	187,478	356,775			1,197			554,876
Intangible assets, net of accumulated amortization	12,884	94,181				1,469			108,534
Nuclear fuel, net of accumulated amortization		10,282							10,282

Net property, plant and equipment	42,377	6,028,329	1,330,677	—	5,404	31,574	—		7,438,361

DEFERRED DEBITS
Regulatory assets		164,804							164,804
Other deferred debits		92,853	12,846	5,055			(46	)(b)	110,708

Total deferred debits	—	257,657	12,846	5,055	—	—	(46)		275,512

TOTAL ASSETS	$3,941,731	$7,713,259	$1,422,695	$439,225	$27,005	$90,231	$(4,139,497)		$9,494,649

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of inter-company receivables and payables.

(b) Miscellaneous reclassifications.

(c) Elimination of minority interests of SunCor joint venture partners.

(d) Elimination of parent company investments in subsidiaries.

A2

PINNACLE WEST CAPITAL CORPORATION
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

	PINNACLE		PINNACLE				ELIMINATIONS &
December 31, 2003	WEST PARENT	APS	WEST ENERGY	SUNCOR	EL DORADO	APS ES	ADJUSTMENTS		TOTAL
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$68,845	$131,383	$52,403	$21,235	$10,384	$9,177			$293,427
Accrued taxes	(1,487)	90,474	(65,481)	19,671	2,436	702	23,454	(b)	69,769
Accrued interest	9,057	42,702	5,325	66			(5,325	)(a)	51,825
Short-term borrowings				86,081	39,418	5,069	(44,487	)(a)	86,081
Current maturities of long-term debt	215,845	206,727		2,002	906				425,480
Customer deposits		45,481		4,302					49,783
Deferred income taxes		631							631
Liabilities from risk management and trading activities	34,617	58,138							92,755
Other current liabilities	148,136	60,008	394,514	6,563	3,989	16,176	(548,163	)(a,b)	81,223

Total current liabilities	475,013	635,544	386,761	139,920	57,133	31,124	(574,521)		1,150,974

NON-CURRENT LIABILITIES
Long-term debt less current maturities	465,128	2,415,946	500,000	15,851	800		(500,000	)(a)	2,897,725
DEFERRED CREDITS AND OTHER
Liabilities from risk management and trading activities — long-term	78,228	4,502							82,730
Deferred income taxes	19,045	1,248,397	62,594			(783)			1,329,253
Regulatory liabilities		468,694							468,694
Unamortized gain-sale of utility plant		54,909							54,909
Pension liability	21,402	160,639	(115)	6,433		(318)			188,041
Liability for asset retirement		234,440							234,440
Other	1,159	286,558	6	2,369	454	2	(32,444	)(b)	258,104

Total deferred credits	119,834	2,458,139	62,485	8,802	454	(1,099)	(32,444)		2,616,171

MINORITY INTERESTS
Joint ventures of SunCor				15,119			(15,119	)(c)	—

COMMON STOCK EQUITY
Common stock	2,217,455	1,424,966	478,560	235,054	14,046	48,217	(2,673,944	)(d)	1,744,354

Treasury Stock	(3,273)								(3,273)

Accumulated other comprehensive income (loss):
Minimum pension liability adjustment	(9,406)	(57,158)							(66,564)
Derivative instruments	22,382	5,253			(72)				27,563

Total accumulated other comprehensive income (loss)	12,976	(51,905)	—	—	(72)	—	—		(39,001)

Retained earnings	654,598	830,569	(5,111)	24,479	(45,356)	11,989	(343,469	)(d)	1,127,699

Total common stock equity	2,881,756	2,203,630	473,449	259,533	(31,382)	60,206	(3,017,413)		2,829,779

TOTAL LIABILITIES AND EQUITY	$3,941,731	$7,713,259	$1,422,695	$439,225	$27,005	$90,231	$(4,139,497)		$9,494,649

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany receivables and payables.
(b) Miscellaneous reclassifications.
(c) Elimination of minority interests of SunCor joint venture partners.
(d) Elimination of parent company equity interest in subsidiaries.

A3

PINNACLE WEST ENERGY CORPORATION
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(Unaudited)

Year ended December 31, 2003	PWEC	GEN WEST	ELIMINATIONS		CONSOLIDATED
REVENUES
Electric Revenue—Native Load	$70,498	$—	$—		$70,498
Electric Revenue—Marketing & Trading	13,110				13,110

Total	83,608	—	—		83,608

COST OF REVENUES
Fuel for Electric Generation—Native Load	(3,870)				(3,870)
Fuel for Electric Generation—Marketing & Trading	4,810				4,810

Total	940	—	—		940

GROSS MARGIN	82,668	—	—		82,668

OTHER OPERATING EXPENSES (REVENUE)
Operations and Maintenance	32,187				32,187
Depreciation and Amortization	33,020				33,020
Other Electric Revenues	(26)				(26)
Other Taxes	1,405	8			1,413

Total	66,586	8	—		66,594

OPERATING MARGIN	16,082	(8)	—		16,074

INTEREST AND OTHER EXPENSES
Interest Expense	35,116	10,368	(10,368	)(a)	35,116
Capitalized Interest	(7,495)	(10,368)			(17,863)
Other Interest & Dividend Income	(10,444)	(94)	10,368	(a)	(170)
Other Expenses	1,202				1,202

Total	18,379	(94)	—		18,285

INCOME BEFORE INCOME TAXES	(2,297)	86	—		(2,211)

INCOME TAXES	(876)				(876)

NET INCOME	$(1,421)	$86	$—		$(1,335)

(a) Elimination of Intercompany interest.

A4

PINNACLE WEST ENERGY CORPORATION
CONSOLIDATING BALANCE SHEET (dollars in thousands)
(Unaudited)

December 31, 2003	PWEC	GEN WEST	ELIMINATIONS		CONSOLIDATED
ASSETS
Current Assets
Cash and cash equivalents	$1,089	$209	$—		$1,298
Accounts receivable	824	172			996
Intercompany receivable	344,300	357	(328,758	)(a)	15,899
Other special deposits	40,500				40,500
Materials and supplies (at average cost)	15,417				15,417
Fossil fuel (at average cost)	7				7
Other	4,812				4,812

Total Current Assets	406,949	738	(328,758)		78,929
Plant in Service	1,022,737				1,022,737
Less accumulated depreciation and amortization	(48,835)				(48,835)

Total	973,902	—	—		973,902
Construction Work in Progress	566	356,209	—		356,775

Utility Plant -Net	974,468	356,209	—		1,330,677

Investments and Other Assets
Investment in sub-Gen West	3,621		(3,621	)(b)	—
Other Assets	243				243
Deferred Debits	3,318	9,528			12,846

Total non-current assets	7,182	9,528	(3,621)		13,089

TOTAL ASSETS	$1,388,599	$366,475	$(332,379)		$1,422,695

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$18,519	$33,884	$—		$52,403
Intercompany payable	80,966	15,835	(15,713	)(a)	81,088
Short term debt	313,045	313,045	(313,045	)(a)	313,045
Accrued taxes	(65,483)	2			(65,481)
Accrued interest	5,325				5,325
Other	381				381

Total Current Liabilities	352,753	362,766	(328,758)		386,761
Deferred Credits
Deferred income tax credit	62,594				62,594
Other deferred credits	6				6

Total Deferred Credits	62,600	—	—		62,600
Pension Liability
Accumulated provision for SEBRP	274				274
Deferred credits pension	(389)				(389)

Total Pension Liability	(115)	—	—		(115)
Capitalization
Additional paid in capital	478,560	3,621	(3,621	)(b)	478,560
Retained earnings	(5,199)	88			(5,111)
Long term debt to associated companies	500,000				500,000

Total Capitalization	973,361	3,709	(3,621)		973,449

TOTAL LIABILITIES AND EQUITY	$1,388,599	$366,475	$(332,379)		$1,422,695

(a) Elimination of intercompany receivables and payables.

(b) Elimination of parent company equity in subsidiaries.

A5

SunCor Development Company
Consolidating Income Statement (dollars in thousands)
(Unaudited)

							PV
year Ended December 31, 2003	SUNCOR	STONERIDGE	CLUB WEST	SANCTUARY	SUNRIDGE	COMMERCIAL	HOME/DEV
Revenues
Home Sales	$—	$27,923	$—	$—	$—	$—	$50,485
Land Sales	1,199	702				10,185	54,615
Sale of Assets						45,000	44,095
Commercial Properties	31	1,243	2,133	2,330	170	8,053
Utility Sales
Management Fees	533					438

Total Operating Revenues	1,763	29,868	2,133	2,330	170	63,676	149,195

Operating Expenses
Cost of Homes Sold	(3,035)	22,228					42,189
Cost of Land Sold	3,700	480				5,756	28,652
Sale of Assets	(6)					34,353	29,818
Commercial Properties	19	1,641	2,453	2,199	169	5,173
Utility Expense
Land Project Costs	575	1,042				887	1,373
General & Administrative	16,159	2,499				1,782	4,682
Depreciation & Amortization	1,351	278	213	346		2,621	54
Minority Interest	1,007

Total Operating Expenses	19,770	28,168	2,666	2,545	169	50,572	106,768

Net Operating Income/(Loss)	(18,007)	1,700	(533)	(215)	1	13,104	42,427

Other Income and Gains
Equity in Joint Ventures	237					472	2,611
Interest Income	364					67	85
Other	424	19					20,754

Total Other Income and Gains	1,025	19	—	—	—	539	23,450

Interest Expense, Net
Interest Expense	2,932	361	352	240		318	1,029
Less: Capitalized Interest	(1,629)	(191)					(1,029)

Total Interest Expense, Net	1,303	170	352	240	—	318	—

Income before Taxes & Disc Ops	(18,285)	1,549	(885)	(455)	1	13,325	65,877

Income Taxes	28,452

Total Net Disc Ops	8,373		—	—	—	1,630

Net Income/(Loss)	$(38,364)	$1,549	$(885)	$(455)	$1	$14,955	$65,877

[Additional columns below]

[Continued from above table, first column(s) repeated]

					HIDDEN	CORAL	RANCHO	CONSOLIDATED
year Ended December 31, 2003	KABUTO JV	SMLP	PVGC	NE HLBG	HILLS	CANYON	VIEJO	INCOME
Revenues
Home Sales	$—		$—	$47,849		$14,834	$31,023	$172,114
Land Sales	6,057				3,513	664	1,171	78,106
Sale of Assets						110		89,205
Commercial Properties			2,227	2,073		2,740		21,000
Utility Sales							201	201
Management Fees						7		978

Total Operating Revenues	6,057	—	2,227	49,922	3,513	18,355	32,395	361,604

Operating Expenses
Cost of Homes Sold				36,124	3,035	11,787	25,498	137,826
Cost of Land Sold	2,804					501	928	42,821
Sale of Assets						97		64,262
Commercial Properties			2,813	1,370		2,105		17,942
Utility Expense						360		360
Land Project Costs		21		294		417	323	4,932
General & Administrative	367	22		4,841		1,944	3,194	35,490
Depreciation & Amortization				38		391	13	5,305
Minority Interest						(41)		966

Total Operating Expenses	3,171	43	2,813	42,667	3,035	17,561	29,956	309,904

Net Operating Income/(Loss)	2,886	(43)	(586)	7,255	478	794	2,439	51,700

Other Income and Gains
Equity in Joint Ventures								3,320
Interest Income		1		2		152	4	675
Other		13		45		118	46	21,419

Total Other Income and Gains	—	14	—	47	—	270	50	25,414

Interest Expense, Net
Interest Expense		2		668		531		6,433
Less: Capitalized Interest				(668)		(375)		(3,892)

Total Interest Expense, Net	—	2	—	—	—	156	—	2,541

Income before Taxes & Disc Ops	2,886	(31)	(586)	7,302	478	908	2,489	74,573

Income Taxes								28,452

Total Net Disc Ops				—				10,003

Net Income/(Loss)	$2,886	$(31)	$(586)	$7,302	$478	$908	$2,489	$56,124

A6

SUNCOR DEVELOPMENT COMPANY
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

December 31, 2003	SUNCOR	SMLP	PVGC	CLUB WEST	SANCTUARY	SUNRIDGE	NE HB	PV HB	PV - DEV
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,030	$412	$12	$71	$20	$(31)	$(234)	$(399)	$(1,117)
Customer and other receivables	(7,258)	766	30	14	56	16	286	33	20
Other current assets	509						4,968	14,618

Total current assets	11,281	1,178	42	85	76	(15)	5,020	14,252	(1,097)

INVESTMENTS AND OTHER ASSETS
Real estate investments—net	157,893	87	11,700	8,168	10,445	9,341	(19)	839	103,589
Other assets	1,123

Total investments and other	159,016	87	11,700	8,168	10,445	9,341	(19)	839	103,589

DEFERRED DEBITS
Other deferred debits	1,950		171	96	105	190	10	305	77

TOTAL ASSETS	$172,247	$1,265	$11,913	$8,349	$10,626	$9,516	$5,011	$15,396	$102,569

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$7,857	$—	$389	$231	$2,394	$517	$2,888	$13,601	$(10,207)
Accrued taxes	19,671
Accrued interest	(47)							5,137
Short-term borrowings	50,000				2,134
Current maturities of long-term debt			146	223	26	1,511
Customer deposits	41						1,867	876
Other current liabilities	5,938	(2)	7,021	107	157		(18,942)	(22,329)	246

Total current liabilities	83,460	(2)	7,556	561	4,711	2,028	(14,187)	(2,715)	(9,961)

NON-CURRENT LIABILITIES
Long-term debt less current maturities	—		2,984	4,268	78	6,230

DEFERRED CREDITS AND OTHER
Pension liability	6,433
Other	3,444

Total deferred credits	9,877	—	—	—	—	—	—	—	—

MINORITY INTERESTS
Joint ventures of SunCor	—	—	—	—	—	—	—	—	—

COMMON STOCK EQUITY
Common stock	235,054
Retained earnings	(156,144)	1,267	1,373	3,520	5,837	1,258	19,198	18,111	112,530

Total common stock equity	78,910	1,267	1,373	3,520	5,837	1,258	19,198	18,111	112,530

TOTAL LIABILITIES AND EQUITY	$172,247	$1,265	$11,913	$8,349	$10,626	$9,516	$5,011	$15,396	$102,569

[Additional columns below]

[Continued from above table, first column(s) repeated]

							ADJUSTMENTS &
December 31, 2003	KABUTO JV	COMM.	H HILLS	STONERIDGE	RANCHO VIEJO	C. CANYON	ELIMINATIONS		CONSOLIDATED
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,911	$(750)	$161	$272	$215	$(1,688)			$25,885
Customer and other receivables	1,067	7,227	200	2,907	249	1,142	10,232	(a)	16,987
Other current assets				5,999	4,280	4,878	(1,078	)(b)	34,174

Total current assets	11,978	6,477	361	9,178	4,744	4,332	9,154		77,046

INVESTMENTS AND OTHER ASSETS
Real estate investments—net	6,866	107,362	13,780	26,409	21,284	27,170	(149,602	)(c)	355,312
Other assets					689		—		1,812

Total investments and other	6,866	107,362	13,780	26,409	21,973	27,170	(149,602)		357,124

DEFERRED DEBITS
Other deferred debits		1,766		171	144	70			5,055

TOTAL ASSETS	$18,844	$115,605	$14,141	$35,758	$26,861	$31,572	$(140,448)		$439,225

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$2,955	$1,269	$(1,768)	$2,315	$668	$578	$(2,452	)(a)	21,235
Accrued taxes							—		19,671
Accrued interest		113					(5,137	)(a)	66
Short-term borrowings		33,947							86,081
Current maturities of long-term debt				58		38			2,002
Customer deposits		211		1,032	275				4,302
Other current liabilities		222		6,053			28,092		6,563

Total current liabilities	2,955	35,762	(1,768)	9,458	943	616	20,503		139,920

NON-CURRENT LIABILITIES
Long-term debt less current maturities				2,177		114			15,851

DEFERRED CREDITS AND OTHER
Pension liability									6,433
Other							(1,075	)(b)	2,369

Total deferred credits	—	—	—	—	—	—	(1,075)		8,802

MINORITY INTERESTS
Joint ventures of SunCor	—	—	—	—	—	128	14,991		15,119

COMMON STOCK EQUITY
Common stock									235,054
Retained earnings	15,889	79,843	15,909	24,123	25,918	30,714	(174,867	)(d)	24,479

Total common stock equity	15,889	79,843	15,909	24,123	25,918	30,714	(174,867)		259,533

TOTAL LIABILITIES AND EQUITY	$18,844	$115,605	$14,141	$35,758	$26,861	$31,572	$(140,448)		$439,225

EXPLANATIONS OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany receivables and pavables.

(b) Miscellaneous reclassifications.

(c) Elimination of parent company investments in subsidiaries.

(d) Elimination of parent company equity in earnings of subsidiaries.

A7

EL DORADO INVESTMENT COMPANY
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(UNAUDITED)

			Eliminations &
year ended December 31, 2003	El Dorado	NAC	Adjustments		TOTAL YTD
REVENUES
NAC Revenue	$—	$58,358	$—		$58,358
Equity in Earnings of Investees	5,017	—	(5,549	)(a)	(532)
Interest Income	2,312	—	(2,311	)(b)	1
Gain (loss) on investment	510	—			510
CMA Revenue	530	—			530
Misc Income	50	—			50

Total	8,419	58,358	(7,860)		58,917

OTHER EXPENSES AND DEDUCTIONS
NAC operating expenses	—	47,244	—		47,244
Depreciation and amortization	—	3,003	—		3,003
Interest expense and other	436	2,562	(2,311	)(b)	687
General and administrative — net	694	—			694

Total	1,130	52,809	(2,311)		51,628

INCOME BEFORE INCOME TAXES	7,289	5,549	(5,549)		7,289
INCOME TAXES	—	—	—		—

NET INCOME	$7,289	$5,549	$(5,549)		$7,289

EXPLANATION OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of equity in earnings of subsidiary.

(b) Elimination of intercompany interest income and expense.

A8

EL DORADO INVESTMENT COMPANY
CONSOLIDATING BALANCE SHEETS (dollars in thousands)
(UNAUDITED)

			Eliminations &
December 31, 2003	El Dorado	NAC	Adjustments		Total
ASSETS
CURRENT ASSETS
Cash	$4	$5,867	$—		$5,871
Accounts receivable	4,302	11,066	(3,187	)(a)	12,181
Intercompany Loan Receivable -NAC	39,000		(39,000	)(a)	—
Investment in NAC	(35,455)		35,455	(b)	—
Other Assets	126	385	—		511

Total Current Assets	7,977	17,318	(6,732)		18,563

PROPERTY, PLANT AND EQUIPMENT
Property, Plant and Equipment		20,470			20,470
Less Accumulated Depreciation and amortization		(15,066)			(15,066)

Total Property, Plant and Equipment	—	5,404	—		5,404

INVESTMENTS AND OTHER ASSETS
Other Assets		343			343
Investments	2,695				2,695

Total investments and other	2,695	343	—		3,038

TOTAL ASSETS	$10,672	$23,065	$(6,732)		$27,005

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$(22)	$13,593	$(3,187	)(a)	$10,384
Current Maturities of LTD		906			906
Accounts payable — PWCC	65				65
Intercompany Loan Payable — El Dorado		39,000	(39,000	)(a)	—
Intercompany Loan Payable — PWCC	39,418				39,418
Deferred Income	63	3,861			3,924
Taxes Payable	2,436				2,436

Total Current Liabilities	41,960	57,360	(42,187)		57,133

NON-CURRENT LIABILITIES
Long-term debt less current maturities		800			800
Other		454			454

Total Non-Current Liabilities	—	1,254	—		1,254

Equity Common stock	10	10,634	(10,634	)(b)	10
Additional paid in capital	14,036	12,613	(12,613	)(b)	14,036
Retained earnings	(45,356)	(58,702)	58,702	(b)	(45,356)
Accumulated Other Comprehensive Income
Derivative Instruments	22	(94)			(72)

Total equity	(31,288)	(35,549)	35,455		(31,382)

TOTAL LIABILITIES AND EQUITY	$10,672	$23,065	$(6,732)		$27,005

EXPLANATION OF ELIMINATIONS AND ADJUSTMENTS

(a) Elimination of intercompany receivables and payables.

(b) Elimination of investments in subsidiary.

A9

APS ENERGY SERVICES
CONSOLIDATING INCOME STATEMENT (dollars in thousands)
(Unaudited)

year ended December 31, 2003	APSES	Northwind	Eliminations		Total
OPERATING REVENUES
ELECTRIC SALES	$197,711	$—	$—		$197,711
PRODUCTS & SERVICES	25,111	—	(2,316	)(a)	22,795
NORTHWIND LLC.	—	5,008	—		5,008
OTHER	150	—	(24	)(a)	126

TOTAL	222,972	5,008	(2,340)		225,640

OPERATING EXPENSES
ELECTRIC SALES	161,695	—	—		161,695
PRODUCTS & SERVICES	22,901	—	(2,316	)(a)	20,585
NORTHWIND LLC.	—	2,568	—		2,568
OTHER	101	—	—		101

TOTAL	184,697	2,568	(2,316)		184,949

GROSS MARGIN	38,275	2,440	(24)		40,691

OTHER OPERATING EXPENSES
LABOR	10,446	1,015	—		11,461
OTHER O&M	3,200	1,448	—		4,648
DEPRECIATION AND AMORTIZATION	701	828	—		1,529

TOTAL	14,347	3,291	—		17,638

OPERATING INCOME	23,928	(851)	(24)		23,053

INTEREST AND OTHER EXPENSES
INTEREST ON LONG-TERM DEBT	179	24	(24	)(a)	179
CAPITALIZED INTEREST	(155)	(24)	—		(179)
(GAIN)/ LOSS IN NORTHWIND LLC	851	—	(851	)(b)	—

TOTAL	875	—	(875)		—

INCOME BEFORE INCOME TAXES	23,053	(851)	851		23,053
INCOME TAXES	7,004	—	—		7,004

NET INCOME	$16,049	$(851)	$851		$16,049

(a) Elimination of intercompany revenues and associated costs.

(b) Elimination of equity of earnings of subsidiary.

A10

APS ENERGY SERVICES
CONSOLIDATING BALANCE SHEET (dollars in thousands)
(Unaudited)

December 31, 2003	APSES	Northwind	Eliminations		Total
ASSETS
CURRENT ASSETS
CASH	$1,696	$302			$1,998
CUSTOMER & OTHER RECEIVABLES	53,651	973	(11,902	)(a)	42,722
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(4,280)	—			(4,280)
ACCRUED REVENUE	17,128	—			17,128
OTHER CURRENT ASSETS	783	—	(111	)(a)	672

TOTAL CURRENT ASSETS	68,978	1,275	(12,013)		58,240

INVESTMENTS	16,248	—	(15,831	)(b)	417

PROPERTY, PLANT & EQUIPMENT	1,001	30,085			31,086
LESS ACCUMULATED DEPRECIATION & AMORTIZATION	(660)	(1,518)			(2,178)

TOTAL	341	28,567			28,908
CONSTRUCTION WORK IN PROGRESS	1,099	98			1,197
INTANGIBLE ASSETS, NET OF AMORTIZATION	1,469	—			1,469

TOTAL PROPERTY — NET	2,909	28,665			31,574

TOTAL ASSETS	$88,135	$29,940	$(27,844)		$90,231

CURRENT LIABILITIES
ACCOUNTS PAYABLE	$7,104	$2,073			$9,177
ACCRUED TAXES PAYABLE	679	23			702
SHORT TERM DEBT	5,069	134	(134	)(a)	5,069
OTHER CURRENT LIABILITIES	16,176	11,878	(11,878	)(a)	16,176

TOTAL CURRENT LIABILITIES	29,028	14,108	(12,012)		31,124

DEFERRED INCOME TAXES	(783)	—			(783)
OTHER DEFERRED CREDITS	2	—			2
PENSION LIABILITY	(318)	—			(318)

TOTAL NON-CURRENT LIABILITIES	(1,099)	—	—		(1,099)

EQUITY & LIABILITIES
COMMON STOCK	1	—			1
EQUITY	48,216	16,683	(16,683	)(b)	48,216
RETAINED EARNINGS	11,989	(851)	851	(b)	11,989

TOTAL EQUITY	60,206	15,832	(15,832)		60,206

TOTAL LIABILITIES & EQUITY	$88,135	$29,940	$(27,844)		$90,231

(a)Elimination of intercompany receivables and payables.

(b)Elimination of investment in subsidiary.

A11

EXHIBIT B

PINNACLE WEST CAPITAL CORPORATION & SUBSIDIARIES ORGANIZATIONAL CHART

Pinnacle West Capital Corporation
APS Energy Services Company Inc.
100%
APSES Holdings, Inc.
100%
Arizona Public Service Company
100%
SunCor Development Company
100%
El Dorado Investment Company
100%
Pinnacle West Energy Corporation
100%
Northwind Phoenix LLC
100%
Tucson District Energy LLC
100%
APS Energy L.P.
99%
1%
PWENewco, Inc.
100%
Axiom Power Solutions, Inc.
100%
Bixco, Inc.
100%
Gen West, LLC
100%
APACS Holdings LLC
100%
Rancho Viejo de Santa Fe, Inc.
100%
SunCor Idaho, LLC
100%
SunCor Realty & Management Company
100%
SCM, Inc.
100%
SunCor Golf, Inc.
100%
Golden Heritage Homes, Inc.
100%
Palm Valley Golf Club, Inc.
100%
Rancho Viejo Village Center, LLC
100%
Ranchland Utility Company
100%
Westworld Golf Course LLC
100%
Heritage Financial Services, LLC
100%
Golden Heritage Construction Inc.
100%
Underground Imaging Technologies, LLC
50%
NAC Holding Inc.
99.8%
Phoenix Suns Limited Partnership
21.7%
AZ PB Partnership
1.7%
Phoenix Downtown Theater LLC
6.9%
El Dorado Ventures III
24.4%
Nxt Phase
2.2%
NAC International Inc.
100%
Golf de Mexico, S.A. de C.V.
100%
Type Two, Inc.
30%
Stone Ridge - Prescott Valley LLC
60%
Hayden Ferry Lakeside LLC
100%
Club West Golf Course LLC
68%
Scottsdale Mountain LLP
65%
SunRidge Canyon LLC
100%
Sedona Golf Resort LLC
50%
Kabuto/ SunCor Joint Venture
70%
Centrepoint Associates LLC
50%
Hidden Hills of Scottsdale LLC
100%
Talavi Associates LLC
50%
Coral Canyon Town Center LLC
75%
Coral Canyon HD, L.L.C.
50%
Stone Ridge Golf Course LLC
100%
Lakeside Residential Communities L.L.C.
100%
Edgewater at Hayden Ferry Lakeside L.L.C.
100%
BV at Hayden Ferry Lakeside L.L.C.
100%

PINNACLE WEST CAPITAL CORPORATION & SUBSIDIARIES ORGANIZATIONAL CHART Kabuto SunCor Joint Venture APS Energy Services Company Inc. 100% Arizona Public Service Company 100% Northwind Phoenix LLC 100% 100% Axiom Power Solutions, Inc. Bixco, Inc. 100% 50% Talavi Associates LLC 100% Hidden Hills of Scottsdale LLC 50% Centrepoint Associates LLC 50% Sedona Golf Resort LLC 100% SunRidge Canyon LLC 65% Scottsdale Mountain LLP 100% Golf de Mexico, S.A. de C.V. Type Two, Inc. 30% SunCor Development Company 100% 100% 100% Heritage Financial Services, LLC Golden Heritage Homes, Inc. 100% Golden Heritage Construction Inc. 100% Palm Valley Golf Club, Inc. 100% SunCor Golf, Inc. 100% Westworld Golf Course LLC 100% Rancho Viejo de Santa Fe, Inc. 100% SCM, Inc. 100% 100% SunCor Realty & Management Company 70% 60% Stone Ridge - Prescott Valley LLC El Dorado Investment Company 100% Tucson District Energy LLC 100% 100% PWENewco, Inc. 100% Hayden Ferry Lakeside LLC 68% Club West Golf Course LLC Stone Ridge Golf Course LLC Pinnacle West Capital Corporation 100% Coral Canyon Town Center LLC 75% SunCor Idaho, LLC 100% Ranchland Utility Company Rancho Viejo Village Center, LLC 100% Pinnacle West Energy Corporation 100% 100% Gen West, LLC APACS Holdings LLC 100% AZ PB Partnership 1.7% Phoenix Suns Limited Partnership 21.7% El Dorado Ventures III 24.4% Phoenix Downtown Theater LLC 6.9% Underground Imaging Technologies, LLC 50% 99.8% 100% NAC Holding Inc. NAC International Inc. APSES Holdings, Inc. 100% APS Energy L.P. 99% 1% Nxt Phase 2.2% Coral Canyon HD, L.L.C. 50% Lakeside Residential Communities L.L.C. 100% Edgewater at Hayden Ferry Lakeside L.L.C. 100% BV at Hayden Ferry Lakeside L.L.C. 100%

EXHIBIT C